EXHIBIT 12

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (KEPCO) SERIES 1997
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Net income	$940,126	$1,342,612	$1,855,558	$1,624,327	$1,025,713
Add: Fixed charges	39,922	97,103	60,883	86,104	155,118
Earnings available for fixed charges	$980,048	$1,439,715	$1,916,441	$1,710,431	$1,180,831

Fixed charges:
Interest expense on all debt	$39,922	$97,103	$60,883	$86,104	$155,118
Total fixed charges	$39,922	$97,103	$60,883	$86,104	$155,118

Ratio of income to fixed charges	24.55	14.83	31.48	19.86	7.61